

June 17, 2022

John F. Erhard
Chief Executive Officer
ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

> **Re: ArcLight Clean Transition Corp. II**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed June 14, 2022**
> **File No. 333-262583**

Dear Mr. Erhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-4

General

1. We note your response to prior comment 1, and your revised disclosure regarding indemnification obligations of ArcLight and OPAL Fuels under the engagement letters. Please also provide such disclosure as it specifically relates to the Citi financial advisor letter agreement. In that regard, we note you discuss the indemnification obligations set forth in the PIPE Investment engagement letter, but it does not appear that you have specifically discussed the indemnification obligations set forth in the Citi financial advisor letter agreement.

2. To provide context for your discussion of the indemnification provisions set forth in the underwriting agreement and engagement letters that will survive termination of the engagement, please also discuss any contribution provisions under such agreements that

John F. Erhard
ArcLight Clean Transition Corp. II
June 17, 2022
Page 2

will survive termination of the engagement, and whether, and if so how, they are impacted by the waiver of fees by the underwriters and financial advisors. In the alternative, please tell us why you believe such information is not material.

3.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer